Via EDGAR Submission

December 6, 2024

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Michael Volley

Amit Pande

John Stickel

James Lopez

Re: Marblegate Capital Corp

Amendment No. 6 to Draft Registration Statement on Form S-4

Amendment Submitted October 22, 2024

CIK No. 0001965052

Dear Michael Volley, Amit Pande, John Stickel and James Lopez:

On behalf of Marblegate Capital Corporation, a Delaware corporation (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 20, 2024, regarding the Company’s Amendment No. 6 to the Draft Registration Statement on Form S-4 confidentially submitted to the Commission on October 22, 2024 (the “Amended DRS”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing the Company’s initial public filing of its Registration Statement on Form S-4 with the Commission through EDGAR (the “Registration Statement”), which reflects the Company’s responses to the Staff’s comments and certain updated information. All page references in the responses set forth below refer to page numbers in the Registration Statement.

Amendment No. 6 to Draft Registration Statement on Form S-4

General

1.	Please revise to include the disclosure required by Items 1603(a)(2), (a)(3), (a)(7), (a)(9) and 1603(c) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on the Cover Page as well as on pages 48, 183 and 246 of the Registration Statement to include the disclosure required by Items 1603(a)(2), (a)(3), (a)(7), (a)(9) and 1603(c) of Regulation S-K.

2.

We note the reference on page 137 to Huron assuming that the “run-rate” financial estimates were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of MAM assuming the fleet leasing scenario contemplated by such management. Please provide the disclosures required by Item 1609 or advise us why you believe these financial estimates are not projections.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the referenced “run-rate” financial estimates do not constitute projections for the purposes of Item 1609 (or otherwise). Huron was engaged by the Special Committee to provide the Special Committee with an opinion of the fairness of the Business Combination, from a financial point of view, as of the date thereof, to MAC. The scope of Huron’s engagement neither included the preparation of projections for the Special Committee nor did Huron receive projections from MAM during the course of its engagement for the purposes of valuing the DePalma Companies.

Rather, Huron conducted multiple asset-level sum-of-the parts analyses by asset type in order to derive three implied reference ranges for the purposes of valuing the DePalma Companies. Owned taxi medallions were one of several assets considered by Huron in connection with its sum-of-the parts analyses. As disclosed in the Registration Statement, in preparing two of the three implied reference ranges, Huron calculated a range of implied values for such owned taxi medallions by (i) utilizing per medallion values implied from a fleet leasing scenario prepared by the management of MAM, which included an estimated “run rate” EBITDA per owned taxi medallion based on two distinct leasing scenarios (i.e., leasing 1,000 and 600 owned medallions), and (ii) applying selected estimated Enterprise Value / calendar year 2024 EBITDA multiples derived, in part, from publicly available information, including publicly available equity research analyst estimates. Huron’s fleet leasing analysis included two leasing scenarios, namely a scenario with 1,000 “leased out” taxi medallions and a decrease in the number of “leased out” taxi medallions from 1,000 to 600, to consider sensitivities related to increased allocated fixed overhead costs per “leased out” taxi medallion due to a reduction in scale.

Accordingly, while management of MAM provided Huron an estimated “run rate” EBITDA per owned taxi medallion at selected scales, this information was neither prepared nor provided to forecast EBITDA from leasing activities for 2024 or any other period. Instead, this information was used solely by Huron as a variable data point to consider allocated fixed overhead costs in Huron’s taxi medallion valuation analysis. Based on the foregoing, the Company respectfully submits that the referenced financial estimates are not projections and, accordingly, no further disclosure is required by Item 1609.

3.	Please note that we continue to review your responses regarding investment company status.

Response:

The Company acknowledges the Staff’s comment and confirms that, for purposes of Section 3(a)(1)(C) of the Investment Company Act, the value of its “investment securities” is currently approximately 42-43% and the Company fully expects and intends that this ratio would fall below 40% before the consummation of the Business Combination.

Summary of the Proxy Statement/Prospectus, page 26

4.

Please provide the disclosure required in Item 1604(b)(5) of Regulation SK, including but not limited to a discussion in the summary of the material terms of the various promissory notes that have been issued in connection with the consummation of the business combination transaction, the anticipated use of proceeds from any material financing transactions and the dilutive impact, if any, of these financing transactions on non-redeeming shareholders.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on the Cover Page as well as pages 18, 46 and 163 of the Registration Statement to provide the disclosure required in Item 1604(b)(5) of Regulation S-K.

Ownership of New MAC Upon Completion of the Business Combination, page 43

5.

Please revise to include the disclosure required by Item 1604(c) of Regulation S-K. For example, please revise and restructure the dilution table so that it shows via separate sets of line items: (1) the nature and amount of each adjustment to net tangible book value as of the most recent balance sheet date filed to arrive at the adjusted net tangible book value used to calculate net tangible book value per share, as adjusted and (2) each adjustment to the number of shares used to calculate net tangible book value per share, as adjusted. Further revise the table so that it shows at least four redemption levels and, at each redemption level, shows a single net tangible book value per share, as adjusted, determined pursuant to Item 1604(c) of Regulation S-K. Disclose the difference between such net tangible book value per share, as adjusted, and the IPO price. Additionally, please enhance your disclosure outside the table to describe each material potential source of future dilution that nonredeeming shareholders may experience by electing not to tender their shares in connection with the de-SPAC transaction, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 19, 47 and 163 of the Registration Statement to include the disclosure required by Item 1604(c) of Regulation S-K and to enhance the disclosure outside the table to describe each material potential source of future dilution that nonredeeming shareholders may experience by electing not to tender their shares in connection with the de-SPAC transaction, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted.

Redemption Rights, page 45

6.

Please expand your disclosure in this section to clarify: (1) whether shareholders may redeem their shares in connection with any proposal to extend the time period to complete a business combination; (2) whether shareholders can redeem their shares regardless of whether they abstain, vote for or vote against the proposed business combination; and (3) the uncertainty about the amount of redemptions.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 49 of the Registration Statement.

The Background of the Business Combination, page 126

7.

Please revise to include the disclosure required by Items 1605(b)(3), (b)(4), and (b)(6) of Regulation S-K as to the target and its shareholders. Additionally, with respect to 1605(b)(6), we note the statement on page 288 describing the assumption that the merger “qualifies as a transaction described in Section 351(a) of the Code or a reorganization within the meaning of Section 368(a) of the Code.” Please revise so that the opinion does not assume the conclusion.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 150, 156 and 288 of the Registration Statement to include the disclosure required by Items 1605(b)(3) and (b)(4) of Regulation S-K as to the target and its shareholders.

Regarding Item 1605(b)(6), the Company acknowledges the Staff’s comment and respectfully advises that no additional tax disclosure is required in the Registration Statement pursuant to Item 1605(b)(6) (or otherwise). The Company has reached this conclusion for several reasons:

(1)

The DePalma Companies are currently held entirely by the various funds that are treated as partnerships for U.S. federal income tax purposes. The DePalma Companies do not have any other direct equityholders. Due to the size and sophistication of these funds and the fact that the funds are partnership for U.S. federal income tax purposes, all tax disclosures would carve-out/exclude the current DePalma Equityholders from the tax disclosure. It is not common nor market practice for tax disclosure to look through partnerships for purposes of assessing taxation consequences to the partners of partnerships. Therefore, the tax disclosure would not be relevant.

(2)

There are no material consequences to DePalma entities as a result of the Business Combination because the DePalma Companies are each flow-through entities for U.S. tax purposes. Neither DePalma I nor DePalma II is a taxable entity for U.S. tax purposes and neither will incur U.S. federal income tax as a result of this transaction.

(3)

The restructuring of the master funds that make up the DePalma Equityholders are highly complex and includes multiple steps. Due to the complexity of the funds and their structures, a bespoke analysis would be required on an investor-by-investor basis to analyze the consequences applicable to different investors in the different funds.

(4)

There are protections for DePalma Equityholders under the Business Combination Agreement. The Business Combination Agreement provides the intended tax treatment of the transaction and outlines all steps of the restructuring. DePalma Equityholders have been able to ask questions of the Company and Company’s tax advisors regarding the tax analysis performed.

Based on the foregoing, the Company respectfully submits that there is no additional disclosure required regarding tax consequences to the DePalma Companies and its Equityholders under Item 1605(b)(6)

Regarding the disclosure that the merger “qualifies as a transaction described in Section 351(a) of the Code or a reorganization within the meaning of Section 368(a) of the Code” the tax disclosure discusses the tax considerations for U.S. Holders exchanging MAC Common Stock for New MAC Common Stock pursuant to the Merger. In the first paragraph under the heading “—U.S. Holders Exchanging Only MAC Common Stock for New MAC Common Stock,” tax considerations of such exchange are discussed as though the Merger qualifies for Section 351 or Section 368 treatment (as is intended, as described in the previous paragraphs – see directly under Material U.S. Federal Income Tax Considerations of the Merger—U.S. Holders). Please note that in the following paragraph of the tax disclosure (within the Amended Registration Statement) there is discussion of the tax treatment if the Merger does not qualify for Section 351 or Section 368 treatment. Therefore, we described the tax treatment in both situations (the applicability or inapplicability of Sections 351 and Section 368) although, as noted, it is our expectation that the Merger will qualify for Section 351 or Section 368 treatment. Additionally, no opinion is being given with respect to this treatment. Therefore, we respectfully ask the Staff to reconsider this comment as this language is only intended to discuss tax treatment under the two possible scenarios.

MAC Board’s Reasons for the Approval of the Business Combination, page 131

8.

Please revise here or elsewhere to state whether or not a majority of the directors who are not employees of the special purpose acquisition company retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the de-SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction. Refer to Item 1606(d) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 136 of the Registration Statement.

MRP and MRP+, page 191

9.	Please revise to disclose the balance in the Reserve Fund as of the most recent date available.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 202 and 218 of the Registration Statement.

DePalma’s Executive and Director Compensation, page 204

10.	We note the reference to compensation for the year ended December 31, 2022. Please revise to update the executive compensation disclosure.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 211 of the Registration Statement.

Management’s Discussion and Analysis, page 205

11.	We note the discussion of DePalma II monitoring Septuagint’s ability to pay. Please revise to quantify the total accumulated amounts due from Septuagint.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 214 of the Registration Statement.

12.

Please revise the discussion of Other revenue on page 213 and elsewhere to separately quantify when multiple factors contribute to material changes. For example, you state that the 76% increase was “primarily” due to payments from the reserve fund. Additionally, clarify where you discuss the period to period changes in “restructurings fees borrowers are requested to pay as part of the MRP+ program, as well as fees received in connection with non-MRP+ restructurings and settlements, and the resolution of certain litigation and bankruptcy proceedings.”

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 221 of the Registration Statement to provide an explanation of the quantitative components of the change in other revenue for the periods presented.

Other Income (Expense) - Change in fair value of loans, page 214

13.

It appears your explanations of the gain or loss presented as “Change in fair value of loans” for each period are not consistent with the actual gain or loss as presented in the preceding table. Please revise as appropriate.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 222 of the Registration Statement.

14.

Please revise to provide additional information related to how and why the extension of the assumed maturity date for MRP+ loans impacted their fair value. For example, explain why you extended the assumed maturity date, whether it resulted in additional estimated payments which increased their fair value or whether this resulted in existing estimated payments being received further in the future which decreased their fair value, etc. Additionally, please ensure your disclosure appropriately discusses all items that results in material gains or losses, even if netted to a smaller amount, in this line item.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that at the inception of the MRP+ program, the Company assumed a December 31, 2024, maturity date for valuation purposes for the MRP+ loans. In the March 2024 valuation, the Company decided to move to a rolling 2-year forecast maturity date instead of a static December 31, 2024 maturity for the purpose of valuing MRP+ loans. Since the concluded discount rate was greater than the interest rate on the loans, extending the maturity date led to a decrease in fair value for the six months ending June 30, 2024. The Company has revised the disclosure on page 222 of the Registration Statement to describe the results of operations for the period ending September 30, 2024.

Other Income (Expense), page 214

15.

We note your disclosure regarding principal payments received. Please tell us in detail and revise to describe the financial impact of receiving principal payments. For example, describe if and when you recognize a realized gain or loss. Also, discuss the interplay between separately recognizing a realized gain related an unrealized gain that was recognized in a prior period.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 220 of the Registration Statement. The Company respectfully informs the Staff that a realized gain or loss is recognized for cash received as principal payments and is measured as the difference between the cash principal payments and the carrying value of the principal that was relieved as discussed further in our response to Comment 20 below.

Other Income (Expense) - Change in fair value of loans, page 215

16.

We note your disclosure that, “the decrease in the fair value of loans was primarily due to a revaluation of the MRP+ program loans driven by a reduction in the price.” Please revise to clarify what caused a reduction in price and the underlying reasons the price was lower (e.g., market observations, etc.).

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 222 of the Registration Statement in response to the comment.

DePalma Acquisition I LLC

Note 2. Restatement of Previously Issued Financial Statements, page F-88

17.	Please tell us why the restatement resulted in a different measurement of realized gains (losses) on loans held for investment, net.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that, DePalma I had previously accounted for its loans as investments at fair value under ASC 946. In conjunction with the restatement, DePalma I determined it did not qualify to report as an investment company in accordance with ASC 946 and restated its consolidated financial statements to account for the loans at fair value in accordance with ASC 825 as discussed further in our response to Comment 19 below.

18.	Please tell us why the restatement resulted in a different number of capital units outstanding.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that, prior to restatement, units were measured and reported based on the fair value of capital activity and net asset value. The Company notes that ownership percentages in the DePalma Companies have remained static since 2020 and that changes to the number of units presented have no economic impact on the underlying investors. During restatement, the DePalma Companies determined that reporting units per the applicable LLC agreement was appropriate and changes to the number of units outstanding should only be recorded when there are changes in ownership documented in the LLC agreement. The change in reported units has been presented within the restatement disclosures for the reference of a financial statement user.

Note 3. Summary of Significant Accounting Policies - Loans Held for Investment, at Fair Value, page F-91

19.

We note your disclosure that for foreclosed loans, the difference between fair value of the collateral less foreclosure costs compared to the loan carrying value is recorded as a realized gain or loss. Please tell us how you determined that this measurement of the realized gain or loss is consistent with US GAAP. Specifically tell us how you considered whether the realized gain or loss should be measured using the cost basis, as opposed to the carrying value, of the loan as indicated in ASC 946-320-40-1 and paragraph BC49 in ASU 2023-08.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it was previously determined that the Company does not qualify to report as an investment company in accordance with ASC 946, and as such, ASC 946 -320-40-1 is not applicable. The Company evaluated the guidance pursuant to paragraph BC49 in ASU 2023-08, and noted the provisions within ASU 2023-08 apply to assets that meet all of the following criteria:

a.	Meet the definition of intangible assets as defined in the Codification

b.	Do not provide the asset holder with enforceable rights to or claims on underlying goods, services, or other assets

c.	Are created or reside on a distributed ledger based on blockchain or similar technology

d.	Are secured through cryptography

e.	Are fungible

f.	Are not created or issued by the reporting entity or its related parties.

The ASC Master Glossary defines intangible assets as “assets (not including financial assets) that lack physical substance.” Further, the Glossary at ASC 825-10-20 defines a financial asset as “cash, evidence of an ownership interest in an entity, or a contract that conveys to one entity a right to do either of the following:

1.	Receive cash or another financial instrument from a second entity

2.	Exchange other financial instruments on potentially favorable terms with the second entity.”

The loans held by DePalma I do not meet the definition of an intangible asset and instead, represent a financial asset in accordance with ASC 825-10-20, and as such, ASU 2023-08 is not applicable.

ASC 825-10 provides reporting entities with the ability to designate at initial recognition certain financial assets under the fair value option to measure certain financial instruments on the balance sheet at fair value with changes in fair value recognized in earnings. The Company elected to apply the fair value option for all loans held by DePalma I, as the loans represent a financial asset in accordance with ASC 825-10-15-4(a) and ASC 825-10-20. ASC 825-10 does not address how realized gains or losses of financial assets accounted for under the fair value option should be calculated and, as a result, we believe that there is diversity in practice as to whether realized gains or losses should be measured using the carrying value or the initial cost basis of financial assets.

20.

We note your disclosure that, “the reduction in the outstanding principal balance to the restructured principal balance is recorded as a writedown of principal in which no cash is received, at which time a realized loss is recorded based on the reduction in principal balance.” Please address the following:

•

Noting that pre-restructured loans were measured and carried at the discounted medallion value of approximately $166 thousand and the restructuring resulted in the write-down of contractual principal to $200 thousand, please explain to us in detail and revise as needed to clarify how a typical MRP+ restructuring resulted in recognizing a realized loss. Please provide the journal entry that was typically recorded.

•	Specifically, tell us if and why a realized loss was recorded when the carrying value of a loan was below the restructured principal balance prior to the restructuring.

•

Noting that most pre-restructured loans were measured and carried at the discounted medallion value of approximately $166 thousand and post-restructured loans have the same contractual terms and are measured using discounted cash flows, please tell us in detail and revise as needed here or in MD&A to describe the typical realized gain or loss recognized and/or change in fair value of loans recognized from an MRP+ restructuring. Specifically clarify if the fair value of the loan typically increased, decreased or stayed the same.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that pre-restructured loans typically had an unpaid principal balance greater than $200,000 and therefore had a reduction in principal balance for which no consideration was received. In any case that a loan has principal balance reduced for no consideration, the borrower is relieved of an obligation resulting in a realized loss to the Company, including circumstances in which the carrying value of a loan was below the restructured principal balance, so long as the pre-restructured principal balance exceeded the post-restructured principal balance.

As an illustrative example, assume that a pre-restructured loan had a fair value of $166,000 with an unpaid principal balance of $250,000 (valued at 66.4% of par). (Changes between original acquisition cost and the $166,000 fair value would have been previously recognized in Change in fair value of loans.) At the time of the restructuring, the unpaid principal balance was reduced to $200,000. In this case, $50,000 ($250,000 less $200,000) of the principal balance was written off for no consideration resulting in the recognition of a realized loss of $33,200 (the fair value of the principal written off, 66.4% of $50,000). The journal entry for this transaction would be:

dr. Realized loss on loans held for investment	$33,200
cr. Loans held for investment, at fair value	$33,200

After being restructured to $200,000 of unpaid principal balance (as per the terms of the MRP+ program) $30,000 of principal is paid by New York City in cash, reducing the unpaid principal balance to $170,000. The fair value of the $30,000 principal realized is $19,920 (66.4% of $30,000). The difference between the cash received ($30,000) and the fair value of the principal realized ($19,920) is $10,080, recorded as a realized gain. The journal entry for this transaction is below:

dr. Cash	$30,000
cr. Loans held for investment, at fair value	$19,920
cr. Realized gain on loans held for investment	$10,080

Assume that MRP+ loans are valued at 99% of par. In this case, there is an ending unpaid principal balance of $170,000 with a fair value of $168,300, calculated as 99% of $170,000. The change in fair value would be calculated as $170,000 multiplied by the difference between 99% (the per unit fair value of the post-restructure MRP+ loan) and 66.4% (the per unit fair value of the pre-restructure loan), amounting to $55,420. The journal entry for the valuation mark-up is below:

dr. Loans held for investment, at fair value	$55,420
cr. Change in fair value of loans	$55,420

Typically, entries recorded follow the fact pattern above, resulting in net realized losses and increases to change in fair value when loans enter the MRP+ program. The Company has added disclosure on page 218 of the Registration Statement for clarification.

21.

To the extent you continue to use separate line items for realized and unrealized gains and losses related to your loans measured at fair value, please ensure your measurements and presented amounts in each line item and disclosed accounting policies are appropriate. For instance, please clarify your disclosure to state, if true, that when a realized gain or loss is recognized, an offset is recognized in the “change in fair value of loans” line item to the extent that the related unrealized gain or loss was recognized in a prior period.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 220 and F-70 of the Registration Statement to clarify that prior period unrealized gains or losses are a component of carrying value immediately before recognition of a realized gain.

22.	Please revise to disclose, if true, that interest on non-performing Non-MRP loans is recorded in the other revenue line item when cash is received.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-71 of the Registration Statement to clarify that interest on non-performing Non-MRP loans is recognized within interest income if cash is received. Historically, contractual cash receipts on non-performing Non-MRP loans and resulting recognition of interest income has been insignificant to the Company’s results of operations.

Note 4. Fair Value Measurements, page F-93

23.

Please revise to disclose the estimated amount of gains or losses included in earnings during the period attributable to changes in instrument-specific credit risk and how the gains or losses were determined. Refer to ASC 825-10-50-30.c for guidance.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that there are no estimated gains or losses resulting from instrument-specific credit risk and, as such, its estimated gains or losses included in earnings related to instrument-specific credit risk is $0 during the periods presented within the Registration Statement. Given the insignificant impact of such credit risk, no disclosure updates have been made within the Registration Statement.

24.

Please revise to disclose the amount of the total gains or losses recognized during the period that is attributable to the change in unrealized gains or losses relating to those loans held at the end of the reporting period, and the line item in the statement of operations in which those unrealized gains or losses are recognized. Refer to ASC 820-10-50-2.d for guidance.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that all of the ‘change in fair value of loans’ financial statement line item relates to unrealized gains or losses on loans held at the end of the reporting period. The Company has revised the disclosure on page F-75 of the Registration Statement in response to the comment to state the net change in fair value of loans still held at the end of the reporting period is included within change in fair value of loans on the consolidated statement of operations.

DePalma Acquisition II LLC

Note 4. Fair Value Measurements, page F-115

25.

Noting your disclosure on page F-120 that appears to indicate that DePalma II originated Non-MRP+ loans, please tell us why you describe the increase in Non-MRP+ Loans as “purchase” in the rollforward on page F-117.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosures on page F-121 of the Registration Statement in response to the comment.

26.

Please provide us an accounting analysis detailing the impact of the October 17, 2024 amendment to the Septuagint Operating Service Agreement on your accounting for the sales-type leases of your taxicab vehicles and the deposit liability recognized. Specifically tell us how you considered the guidance in ASC 842-30-25-3.

Response:

The Company acknowledges the Staff’s comment and has included the below analysis detailing the anticipated impact of the October 17, 2024 amendment to the Septuagint Operating Service Agreement.

ASC 842-30-25-3 states: “…if collectibility of the lease payments, plus any amount necessary to satisfy a residual value guarantee provided by the lessee, is not probable at the commencement date, the lessor shall not derecognize the underlying asset but shall recognize lease payments received-including variable lease payments-as a deposit liability until the earlier of either of the following:

a.

Collectibility of the lease payments, plus any amount necessary to satisfy a residual value guarantee provided by the lessee, becomes probable. If collectibility is not probable at the commencement date, a lessor shall continue to assess collectibility to determine whether the lease payments and any amount necessary to satisfy a residual value guarantee are probable of collection.

b.	Either of the following events occurs:

a.	The contract has been terminated, and the lease payments received from the lessee are nonrefundable.

b.	The lessor has repossessed the underlying asset, it has no further obligation under the contract to the lessee, and the lease payments received from the lessee are nonrefundable.”

Prior to October 17, 2024, there has been no formal change in circumstance in DePalma II’s relationship with Septuagint. On October 17, 2024, DePalma II and Kirie Eleison signed an agreement eliminating Septuagint’s exclusive right to lease DePalma II’s medallions and provides for a transition period until December 15, 2024 for DePalma II to determine to either wind down Septuagint or require Kirie Eleison to transfer its ownership interest in Septuagint to DePalma II or a designee. At the end of the transition period, at which time, under each scenario, criterion (b) above will be met as Septuagint will either winddown or will be controlled by DePalma II causing a change in the existing contracts, and DePalma II will derecognize the carrying amount of any deposit liability, with a corresponding amount recognized as lease income. Prior to the end of the transition period, DePalma II continued to recognize the deposit liability as there is no formal change in circumstance in DePalma II’s relationship with Septuagint and the lease payments continue to be viewed as not probable to be collected. DePalma II does not anticipate other significant changes to its financial statements in relation to the sales-type leases with Septuagint under either circumstance, notably due to DePalma II not having yet derecognized the underlying leased assets based on its assessment of the probability to collect lease payments from Septuagint.

Note 12. Subsequent Events, page F-125

27.	Please tell us in detail and revise, as needed, to provide additional information related to Queens which is described as a strategic joint venture partner in Septuagint.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures on page F-154 of the Registration Statement in response to the comment. Kirie Eleison is the sole strategic joint venture partner in Septuagint. The reference to Queens was a scrivener’s error.

*   *   *   *

If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840.

Thank you for your time and attention.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner

of PAUL HASTINGS LLP